LV Wellness LLC (the "Company") a Tennessee Company

Financial Statements

For the fiscal year ended December 31, 2023

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10010 Pinnacle - Checking (4200)	101,743.58
10011 FRB Checking	50.00
10020 Pinnacle - Money Market (4283)	29,989.24
Total Bank Accounts	**131,782.82**
Total Current Assets	**131,782.82**
Fixed Assets	
15010 Furniture & Fixtures	14,949.53
15020 Equipment	96,651.10
16000 Accumulated Depreciation	-3,039.00
17000 Brand	202,150.00
17100 Website Development	9,900.00
18000 Accumulated Amortization	-2,796.00
Total Fixed Assets	**317,815.63**
Other Assets	
19010 Security Deposits	3,971.00
19200 Due from PropCo	42,484.30
Total Other Assets	**46,455.30**
TOTAL ASSETS	**$496,053.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21010 Chase Credit Card	43,043.05
Total Credit Cards	**43,043.05**
Total Current Liabilities	**43,043.05**
Total Liabilities	**43,043.05**
Equity	
30200 Owner Investment	489,484.30
30300 Retained Earnings	
Net Income	-36,473.60
Total Equity	**453,010.70**
TOTAL LIABILITIES AND EQUITY	**$496,053.75**

Profit and Loss YTD Comparison

January - December 2023

	Total	
	Jan - Dec 2023	Jan - Dec 2023 (YTD)
INCOME		
Total Income		
COST OF GOODS SOLD		
50100 Supplies & Materials	1,392.94	1,392.94
50300 Contract Labor	18,477.50	18,477.50
Total Cost of Goods Sold	**19,870.44**	**19,870.44**
GROSS PROFIT	-19,870.44	-19,870.44
EXPENSES		
61000 Office Administration		
Bank Charges	281.10	281.10
Dues & Subscriptions	195.00	195.00
Legal & Professional Fees	7,031.50	7,031.50
Meals	73.00	73.00
Repair & Maintenance	676.22	676.22
Software	1,218.18	1,218.18
Total 61000 Office Administration	**9,475.00**	**9,475.00**
69000 Occupancy		
69020 Utilities	1,475.00	1,475.00
Total 69000 Occupancy	**1,475.00**	**1,475.00**
Total Expenses	**10,950.00**	**10,950.00**
NET OPERATING INCOME	-30,820.44	-30,820.44
OTHER INCOME		
70100 Interest Income	181.84	181.84
Total Other Income	**181.84**	**181.84**
OTHER EXPENSES		
80100 Depreciation Expense	3,039.00	3,039.00
80200 Amortization Expense	2,796.00	2,796.00
Total Other Expenses	**5,835.00**	**5,835.00**
NET OTHER INCOME	-5,653.16	-5,653.16
NET INCOME	**$ -36,473.60**	**$ -36,473.60**

LV Wellness LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-37,441.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
16000 Accumulated Depreciation	3,039.00
18000 Accumulated Amortization	2,796.00
21010 Chase Credit Card	43,043.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**48,878.05**
Net cash provided by operating activities	**$11,436.50**
INVESTING ACTIVITIES	
15010 Furniture & Fixtures	-14,949.53
15020 Equipment	-96,651.10
17000 Brand	-202,150.00
17100 Website Development	-9,900.00
19010 Security Deposits	-3,971.00
19200 Due from 1411 4th Ave S	-42,484.30
Net cash provided by investing activities	**$ -370,105.93**
FINANCING ACTIVITIES	
30200 Owner Investment	490,452.25
Net cash provided by financing activities	**$490,452.25**
NET CASH INCREASE FOR PERIOD	**$131,782.82**
CASH AT END OF PERIOD	**$131,782.82**

LV Wellness LLC
Statement of Changes in Equity

Accounts	2023
Owner Investment	489,484.30
Retained Earnings	-
Net Income	(36,473.60)
Total Equity	453,010.70

LV Wellness LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

LV Wellness LLC (the "Company") is a corporation organized in March 2023 under the laws of Tennessee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.